UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ____)*

NATIONALWESTERN LIFE GROUP, INC.
(Name of Issuer)

Class A Common Stock ($0.01 par value)
(Title of Class of Securities)

638517102
(CUSIP Number)

John B. Smith, Executive Vice President and Senior Trust Officer
Moody National Bank
2302 Postoffice St.
Galveston, Texas 77550
(409) 632-5234
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 6, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).

CUSIP No.  638517102

1.	Names of Reporting Persons:
Robert L. Moody, Sr.

I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group

(a) [ ]

(b) [X]

3.	SEC Use Only

4.	Source of Funds (See instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization:
U.S.A.
Number of shares Beneficially owned By each reporting Person with:	7. Sole Voting Power: 0
8. Shared Voting Power: 1,167,597
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 1,167,597

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
1,167,597

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11):
33.9%
14.	Type of Reporting Person (See Instructions):
        IN

CUSIP No.  638517102

1.	Names of Reporting Persons:
Moody National Bank

I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group

(a) [ ]

(b) [X]

3.	SEC Use Only

4.	Source of Funds (See instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization:
                        U.S.A. (Reporting person is a nationally chartered banking association.)

Number of shares Beneficially owned By each reporting Person with:	7. Sole Voting Power: 0
8. Shared Voting Power: 1,167,597
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 1,167,597

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
        0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]

13.	Percent of Class Represented by Amount in Row (11):
0%

14.	Type of Reporting Person (See Instructions):
       BK

CUSIP No.  638517102

1.	Names of Reporting Persons:
Moody Bancshares, Inc.

I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group

(a) [ ]

(b) [X]

3.	SEC Use Only

4.	Source of Funds (See instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization:
                        Texas
Number of shares Beneficially owned By each reporting Person with:	7. Sole Voting Power: 0
8. Shared Voting Power: 1,167,597
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 1,167,597

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
        0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]

13.	Percent of Class Represented by Amount in Row (11):
0%

14.	Type of Reporting Person (See Instructions):
                               CO

CUSIP No.  638517102

1.	Names of Reporting Persons:
Moody Bank Holding Company

I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group

(a) [ ]

(b) [X]

3.	SEC Use Only

4.	Source of Funds (See instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization:
                      Nevada

Number of shares Beneficially owned By each reporting Person with:	7. Sole Voting Power: 0
8. Shared Voting Power: 1,167,597
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 1,167,597

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
        0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]

13.	Percent of Class Represented by Amount in Row (11):
0%

14.	Type of Reporting Person (See Instructions):
                             CO

CUSIP No.  638517102

1.	Names of Reporting Persons:
Three R Trusts

I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group

(a) [ ]

(b) [X]

3.	SEC Use Only

4.	Source of Funds (See instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization:
                      Texas
Number of shares Beneficially owned By each reporting Person with:	7. Sole Voting Power: 0
8. Shared Voting Power: 1,170,097
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 1,170,097

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
2,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]

13.	Percent of Class Represented by Amount in Row (11):
Less than 1%

14.	Type of Reporting Person (See Instructions):
                                 OO

CUSIP No.  638517102

1.	Names of Reporting Persons:
Irwin M. Herz, Jr.

I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group

(a) [ ]

(b) [X]

3.	SEC Use Only

4.	Source of Funds (See instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization:
U.S.A.
Number of shares Beneficially owned By each reporting Person with:	7. Sole Voting Power: 2,000
8. Shared Voting Power: 1,170,097
9. Sole Dispositive Power: 2,000
10. Shared Dispositive Power: 1,170,097

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
2,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]

13.	Percent of Class Represented by Amount in Row (11):
Less than 1%

14.	Type of Reporting Person (See Instructions):
                                 IN

 Item 1.  Security and Issuer

This statement on Schedule 13D relates to the Class A Common Stock of National Western Life Group, Inc. ("Issuer"). The address of Issuer's principal executive offices is 850 East Anderson Lane, Austin, Texas 78752.

Item 2.  Identity and Background

(a)	The names of the persons filing this statement on Schedule 13D (the "Reporting Persons"), and the jurisdiction of organization of such Reporting Persons that are entities, are as follows:

Robert L. Moody, Sr.
Moody National Bank (national banking association)
Moody Bancshares, Inc. (Texas corporation)
Moody Bank Holding Company (Nevada corporation)
Three R Trusts (Texas trust)
Irwin M. Herz, Jr.

(b)	The address of the principal business office of Robert L. Moody, Sr. is:
2302 Postoffice, Suite 702
Galveston, Texas  77550

The address of the principal business office of Moody National Bank, Moody Bancshares,  Inc. and Moody Bank Holding Company is:
2302 Postoffice
Galveston, Texas  77550

The address of the principal business office of the Three R Trusts is:
2302 Postoffice, Suite 702
Galveston, Texas  77550

The address of the principal business office of Irwin M. Herz, Jr. is:
One Moody Plaza
18th Floor
Galveston, Texas  77550

(c)	Robert L. Moody, Sr. is a retired principal executive officer of Issuer and Moody National Bank.
Moody National Bank is a national bank.
Moody Bancshares, Inc. and Moody Bank Holding Company are bank holding companies.
Three R Trusts are trusts for the benefit of the children of Robert L. Moody, Sr.
Irwin M. Herz, Jr. is an attorney and trustee of the Three R Trusts.

(d)	None of the Reporting Persons, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                     Robert L. Moody, Sr. and Irwin M. Herz, Jr. are citizens of the U.S.A.

Item 3.                          Source and Amount of Funds or Other Consideration

This statement on Schedule 13D is not filed as a result of any purchase of securities of Issuer.  Rather, on June 6, 2016, Moody National Bank, pursuant to a statutory durable power of attorney executed by Robert L. Moody, Sr., Issuer's controlling stockholder (the "Power of Attorney"), voted certain shares of Issuer beneficially owned by Mr. Moody in connection with Issuer's upcoming Annual Meeting of Stockholders to be held on June 15, 2016.  A copy of such power of attorney is attached hereto as Exhibit 1.

Item 4.  Purpose of Transaction

The response to Item 3 above is incorporated herein by reference.  The Reporting Persons do not have any plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.  On June 6, 2016, Moody National Bank, pursuant to the Power of Attorney, also voted 198,074 shares of Issuer's Class B Common Stock, representing 99.0% of such class, beneficially owned by Mr. Moody in connection with Issuer's upcoming Annual Meeting of Stockholders to be held on June 15, 2016. The shares of Class B Common Stock are entitled to elect a majority of the members of the board of directors of Issuer.

Item 5.                          Interest in Securities of the Issuer

(a)
Robert L. Moody, Sr. beneficially owns 1,167,597 shares of Issuer's Class A Common Stock, representing 33.9% of such class.  Such total includes one share owned by Mr. Moody's wife, Ann M. Moody, and 8,500 shares that are issuable upon the exercise of stock options that are either currently exercisable or that will become exercisable within sixty days of the filing of this Schedule 13D.

As the attorney-in-fact for Robert L. Moody, Sr. pursuant to the Power of Attorney, Moody National Bank may have beneficial ownership of the 1,167,597 Class A shares beneficially owned by Robert L. Moody, Sr.  Moody National Bank disclaims beneficial ownership of all of these shares pursuant to Rule 13d-4.

Moody Bank Holding Company owns a controlling interest in Moody National Bank and, therefore, may have beneficial ownership of the 1,167,597 Class A shares that may be beneficially owned by Moody National Bank.  Moody Bank Holding Company disclaims beneficial ownership of all of these shares pursuant to Rule 13d-4.

Moody Bancshares, Inc. owns all of the outstanding capital stock of Moody Bank Holding Company and, therefore, may have beneficial ownership of the 1,167,597 Class A shares that may be beneficially owned by Moody National Bank.  Moody Bancshares, Inc. disclaims beneficial ownership of all of these shares pursuant to Rule 13d-4.

The Three R Trusts own a controlling interest in Moody Bancshares, Inc. and may have beneficial ownership of the 1,167,597 Class A shares that may be beneficially owned by Moody National Bank.  In addition, the Three R Trusts separately beneficially own an additional 2,500 Class A shares, representing less than 1% of such class.  The Three R Trusts disclaim beneficial ownership of the 1,167,597 shares that may be beneficially owned by Moody National Bank pursuant to Rule 13d-4.

Irwin M. Herz, Jr. owns 2,000 Class A shares directly, representing less than 1% of such class.  In addition, Mr. Herz is the sole trustee of the Three R Trusts and may beneficially own the 1,167,597 Class A shares that may be beneficially owned by Moody National Bank and the 2,500 Class A shares beneficially owned by the Three R Trusts.  Mr. Herz disclaims beneficial ownership of the 1,167,597 shares that may be beneficially owned by Moody National Bank and the 2,500 shares beneficially owned by the Three R Trusts pursuant to Rule 13d-4.

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

Irwin M. Herz, Jr. has the sole power to vote or direct the vote of 2,000 shares of Issuer's Class A Common Stock.

(ii)	Shared power to vote or to direct the vote:

Robert L. Moody, Sr., Moody National Bank, Moody Bancshares, Inc. and Moody Bank Holding Company have shared power to vote or direct the vote of 1,167,597 shares of Issuer's Class A Common Stock.

The Three R Trusts and Irwin M. Herz, Jr. have shared power to vote or direct the  vote of 1,170,097 shares of Issuer's Class A Common Stock.

(iii)	Sole power to dispose or to direct the disposition of:

Irwin M. Herz, Jr. has the sole power to dispose or direct the disposition of 2,000 shares of Issuer's Class A Common Stock.

(iv)            Shared power to dispose or to direct the disposition of:

Robert L. Moody, Sr., Moody National Bank, Moody Bancshares, Inc. and Moody Bank Holding Company have shared power to dispose or direct the disposition of 1,167,597 shares of Issuer's Class A Common Stock.

The Three R Trusts and Irwin M. Herz, Jr. have shared power to dispose or direct  the disposition of 1,170,097 shares of Issuer's Class A Common Stock.

(c)	None.

(d)	Not applicable.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer

The responses to Item 3 and Item 5(a) above are incorporated herein by reference.

Item 7.  Material to be filed as Exhibits

A copy of the Power of Attorney is attached hereto as Exhibit 1.

[The remainder of this page is intentionally left blank.  The signature page follows.]

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2016
Robert L. Moody, Sr.

By: Moody National Bank as Attorney-in-Fact

By: /s/ John B. Smith
John B. Smith, Executive Vice President and Senior Trust Officer

Moody National Bank
By: /s/ John B. Smith
John B. Smith, Executive Vice President and Senior Trust Officer

Moody Bancshares, Inc.

By: /s/ Victor R. Pierson
Victor R. Pierson, President

Moody Bank Holding Company
By: /s/ Victor R. Pierson
Victor R. Pierson, President

Three R Trusts

By: /s/ Irwin M. Herz, Jr.
Irwin M. Herz, Jr., Trustee

Irwin M. Herz, Jr.

/s/ Irwin M. Herz, Jr.

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Class A Common Stock of National Western Life Group, Inc. dated as of June 13, 2016 is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: June 13, 2016

Robert L. Moody, Sr.

By: Moody National Bank as Attorney-in-Fact

By: /s/ John B. Smith
John B. Smith, Executive Vice President and Senior Trust Officer

Moody National Bank
By: /s/ John B. Smith
John B. Smith, Executive Vice President and Senior Trust Officer

Moody Bancshares, Inc.
By: /s/ Victor R. Pierson
Victor R. Pierson, President

Moody Bank Holding Company
By: /s/ Victor R. Pierson
Victor R. Pierson, President

Three R Trusts

By: /s/ Irwin M. Herz, Jr.
Irwin M. Herz, Jr., Trustee

Irwin M. Herz, Jr.

/s/ Irwin M. Herz, Jr.